GKN PLC

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2006 MAR 13 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1 March 2006

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Fin[redacted]
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

06011613

SUPPL

Dear Sirs,

**GKN plc – Holdings in Company**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

**Sandie De Ritter**

Enc

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

All relevant boxes should be completed in block capital letters.

**1.** Name of *listed company*

GKN PLC

**2.** Name of shareholder with a major interest

FRANKLIN RESOURCES INC.

**3.** Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.

**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them

Bank of New York – 1,006,212
JP Morgan/Chase – 60,703,565
Citibank – 901,086
Clydesdale Bank plc – 2,199,430
Euroclear – 93,690
HSBC Bank plc – 889,136
Mellon Bank – 3,159,334
Merrill Lynch Intl Ltd – 2,121,840
Northern Trust Company – 1,641,255
Royal Trust Corp of Canada – 7,635,507
State Street Nominees Limited – 5,380,597

**5.** Number of *shares*/amount of stock acquired

N/A

**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A

**7.** Number of *shares*/amount of stock disposed

NOT KNOWN

**8.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

NOT KNOWN

**9.** *Class* of *security*

ORDINARY SHARES OF 50P EACH

**10.** Date of transaction

NOT KNOWN

**11.** Date *listed company* informed

28TH FEBRUARY 2006

**12.** Total holding following this notification

85,731,652

**13.** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

11.98%

**14.** Any additional information

DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 12% LEVEL

**15.** Name of contact and telephone number for queries

CHRISTOPHER WINTERS – 01527 533383

**16.** Name and signature of duly authorised officer of the *listed company* responsible for making this Notification

CHRISTOPHER WINTERS
SENIOR SECRETARIAL ASSISTANT

Date of notification : 1ST MARCH 2006